Exercise of Options

Toronto, Ontario November 22, 2012: Caledonia Mining Corporation (“Caledonia” or the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL), received notice on November 20, 2012 that Mark Learmonth, a Person Disclosing Managerial Responsibility (PDMR) of the Company, exercised options over an aggregate 562,500 ordinary shares in the Company (“Ordinary Shares”) at an exercise price of Cdn$0.07 per share.

Following this transaction, Mark Learmonth and persons connected to him have interest in 920,000 Ordinary Shares representing approximately 0.2% of the Company's issued ordinary share capital, all of which are held beneficially.

Following this notification, the Company has 508,461,780 Ordinary Shares in issue.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Terry Garrett /Beth Harris/Graham Herring Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com